Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated March 18, 2014	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

By:	/s/ Geoffrey Weiji Gao
Name:	Geoffrey Weiji Gao
Title:	Principal Financial and Accounting Officer

Date: March 18, 2014

Exhibit 99.1

Contact:
Acorn International, Inc.	Compass Investor Relations
Ms. Natalie Li	Ms. Elaine Ketchmere, CFA
Phone: +86-21-51518888 Ext. 2540	Phone: +1-310-528-3031
Email: natalie@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

Acorn International Reports Fourth Quarter and Full Year 2013 Financial Results

SHANGHAI, China, March 18, 2014 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a media and branding company in China engaged in developing, promoting and selling products through extensive direct and distribution networks, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2013.

Summary Results for the Fourth Quarter of 2013

•	Net revenues were $35.7 million, a decrease of 39.5% from $59.1 million in the fourth quarter of 2012.

•	Gross profit was $17.6 million, a decrease of 31.4% from $25.7 million in the fourth quarter of 2012.

•	Gross margin increased to 49.3%, as compared to 43.4% in the fourth quarter of 2012.

•	Operating loss was $14.0 million, as compared to $8.2 million in the fourth quarter of 2012.

•	Net loss attributable to Acorn was $13.8 million, as compared to $9.4 million in the fourth quarter of 2012.

•	Basic and diluted loss per American Depositary Share (“ADS”, one ADS represents three ordinary shares) was $0.51, as compared to basic and diluted loss per ADS of $0.30 in the fourth quarter of 2012.

Summary Results for the Full Year 2013

•	Net revenues were $184.7 million, a decrease of 23.9% compared to $242.6 million for 2012.

•	Gross profit was $92.2 million, a decrease of 16.6% compared to $110.6 million for 2012.

•	Gross margin was 49.9%, compared to 45.6% for 2012.

•	Operating loss was $42.5 million, compared to an operating loss of $21.9 million for 2012.

•	Net loss attributable to Acorn was $39.9 million, compared to a net loss of $17.9 million for 2012.

•	Basic and diluted loss per ADS was $1.41 for 2013, compared to basic and diluted loss per ADS of $0.60 for 2012.

The Company closed the year with revenue below expectations, primarily due to slower sales of its Yierjian product line, which has entered the later stages of the product life cycle, and mobile phones. Media efficiency of TV direct sales was adversely impacted by higher media costs. Meanwhile, the Company enjoyed a healthy increase in gross margin due to its kitchen and household product line, which accounted for 29.2% of gross revenue for the quarter. Electronic learning products posted the third consecutive quarter of year-over-year sales growth, mainly due to growing market acceptance of newer models incorporating mobile Internet interactive features, such as online tutoring services.

In 2014, Acorn will test new products in several categories and expand into fashion products including shoes, apparel and jewelry. The Company is drawing upon its expertise in media and branding to position its TV direct sales platform for success within the new regulatory environment that limits the length and frequency of infomercials aired on satellite television channels in China. Acorn will continue to leverage its other direct sales platforms, especially the e-commerce and catalog businesses, along with the nationwide distribution network of electronic learning products, to drive sales volume in the year ahead.

Business Results for the Fourth Quarter of 2013:

•	Kitchen and household products were the largest product category in the fourth quarter of 2013, generating revenues of $10.5 million and representing 29.2% of total gross revenues. The Company considers this a key product category and intends to test new kitchen and household products in 2014.

•	Electronic learning products, which are sold primarily via Acorn’s nationwide distribution network, was the second-largest product category in the fourth quarter of 2013, generating revenues of $8.1 million and representing 22.7% of total gross revenues. Increased sales of electronic learning products was primarily due to growing market acceptance of new models incorporating mobile Internet interactive features such as online tutoring services. The fourth quarter of 2013 marked the third consecutive quarter of year-over-year sales growth for electronic learning products.

•	Sales generated from other direct sales platforms, which consist of outbound telemarketing, e-commerce and catalogs, decreased 31.8% in the fourth quarter of 2013 compared to the fourth quarter of 2012. The decrease in other direct sales was primarily due to the overall decrease in outbound telemarketing sales.

Financial Results for the Fourth Quarter of 2013:

Total net revenues were $35.7 million, a decrease of 39.5% from $59.1 million in the fourth quarter of 2012. Direct sales contributed to 74.0%, or $26.4 million, of total net revenues in the fourth quarter of 2013, representing a 45.9% decrease from $48.9 million in the same period of last year. The decrease in direct sales net revenue mainly resulted from lower sales of fitness products and mobile phones.

Distribution sales net revenues decreased 9.0% year-over-year to $9.3 million, from $10.2 million in the fourth quarter of 2012. Sales of electronic learning products, which accounted for 82.4% of distribution sales, increased 3.0% year-over-year. The increase was primarily due to growing market acceptance of the Company’s newer model products which incorporate mobile Internet interactive features such as online tutoring services.

The table below summarizes the gross revenues of the Company in the fourth quarters of 2012 and 2013, respectively, broken down by product category:

	2013 Q4	Sales	2012 Q4	Sales
	$‘000%		$‘000%
Kitchen and household products	10,460	29.2%	1,860	3.1%
Electronic learning products	8,148	22.7%	7,695	13.0%
Collectible products	7,168	20.0%	5,588	9.4%
Mobile phones	3,462	9.6%	16,543	27.9%
Health products	2,727	7.6%	2,345	3.9%
Fitness products	1,807	5.0%	16,084	27.1%
Other products	2,101	5.9%	9,271	15.6%
Total gross revenues	35,873	100.0%	59,386	100.0%
Sales taxes	(133)		(286)
Total net revenues	35,740		59,100

Cost of sales in the fourth quarter of 2013 was $18.1 million, representing a 45.8% decrease from $33.4 million in the fourth quarter of 2012, primarily due to the decrease in overall sales.

Gross profit in the fourth quarter of 2013 was $17.6 million, representing a 31.4% decrease as compared to $25.7 million in the fourth quarter of 2012. Gross margin was 49.3% in the fourth quarter of 2013, as compared to 43.4% in the same period of 2012. The increase in gross margin was largely due to the larger contribution by kitchen and household products, which generally carry higher gross margin, in the product mix.

Advertising expense was $10.7 million in the fourth quarter of 2013, down 30.0% from $15.3 million in the fourth quarter of 2012. Gross profit over advertising expense, a benchmark Acorn uses to measure return on its multiple sales platforms, was 1.64 in the fourth quarter of 2013, down from 1.68 in the fourth quarter of 2012 and also down from 1.67 in the third quarter of 2013. The decrease was primarily due to lower product sales in certain categories relative to the amount spent on television advertising, partially offset by a greater contribution of kitchen and household products in the product mix.

Other selling and marketing expense was $13.4 million in the fourth quarter of 2013, up 10.4% from $12.1 million in the fourth quarter of 2012. The increase in selling and marketing expense despite a decrease in total net revenues resulted primarily from higher labor costs.

General and administrative expense was $8.4 million in the fourth quarter of 2013, representing a 16.8% increase from $7.2 million in the fourth quarter of 2012. The increase in general and administrative expense resulted primarily from consulting fees and contingencies for litigation.

Other operating income, net, was $0.9 million in the fourth quarter of 2013, as compared to $0.8 million in the fourth quarter of 2012.

The operating loss was $14.0 million, as compared to $8.2 million in the fourth quarter of 2012.

Other income was $0.8 million, as compared to $0.9 million in the fourth quarter of 2012.

Share-based compensation was $107,000 in the fourth quarter of 2013, as compared to $121,645 in the fourth quarter of 2012.

Income tax expense was $0.5 million in the fourth quarter of 2013 as compared to $2.0 million in the fourth quarter of 2012.

Net loss attributable to Acorn was $13.8 million, as compared to $9.4 million in the fourth quarter of 2012.

Basic and diluted loss per ADS was $0.51 compared to basic and diluted loss per ADS of $0.30 in the fourth quarter of 2012.

As of December 31, 2013, Acorn’s cash and cash equivalents, with current restricted cash and short-term investments, totaled $82.9 million, as compared to $101.5 million as of December 31, 2012. The decrease in the Company’s cash and cash equivalents was primarily due to the losses from operations for 2013 and the $9.6 million non-current restricted cash, which was deposited to obtain long-term debt for a share repurchase transaction completed in March 2013.

Fiscal Year 2013 Results:

Total net revenues were $184.7 million for the full year 2013, a decrease of 23.9% from $242.6 million for 2012. Direct sales contributed 73.9%, or $136.4 million, of the total net revenues for the full year 2013, a decrease of 29.5% from $193.6 million for 2012, mainly due to a decline in sales generated from mobile phones, fitness products and other products.

Distribution sales net revenues declined 1.4% year-over-year to $48.3 million from $49.0 million for 2012, primarily due to the transition in electronic learning products from older models to newer models incorporating interactive features throughout 2013.

The table below summarizes the gross revenues of the Company for year 2013 and 2012, broken down by product categories:

	Year 2013	Sales	Year 2012	Sales
	$‘000%		$‘000%
Electronic learning products	40,903	22.1%	41,345	17.0%
Fitness products	38,427	20.8%	62,630	25.7%
Collectible products	29,643	16.0%	20,427	8.4%
Kitchen and household products	27,008	14.6%	2,843	1.2%
Mobile phones	25,924	14.0%	64,713	26.6%
Health products	10,098	5.5%	10,692	4.4%
Other products	13,147	7.0%	40,630	16.7%
Total gross revenues	185,150	100.0%	243,280	100.0%
Sales taxes	(439)		(706)
Total net revenues	184,711		242,574

Cost of sales for 2013 was $92.5 million, a 29.9% decrease from $131.9 million for 2012. The decrease was primarily due to the decrease in overall sales.

Gross profit for 2013 was $92.2 million, a decrease of 16.6% compared to $110.6 million for 2012. Gross margin was 49.9% for 2013, compared to 45.6% for 2012. The increase in gross margin was largely due to a shift in product mix toward kitchen and household products, which generally have higher margins, and away from mobile phones.

Advertising expenses were $51.7 million for 2013, compared to $58.3 million for 2012. Gross profit over advertising expenses, a benchmark Acorn uses to measure return on multiple sales platforms, was 1.78 in 2013, down from 1.90 for 2012.

Other selling and marketing expenses increased 9.0% to $54.9 million from $50.3 million for 2012. The increase in selling and marketing expense despite a decrease in total net revenues resulted primarily from higher labor costs and marketing expenses related to electronic learning products.

General and administrative expenses were $30.7 million for 2013, a 13.3% increase from $27.1 million for 2012. The increase resulted primarily from higher labor costs, consulting fees and contingencies for litigation.

Other operating income, net, was $2.6 million for 2013, compared to $3.3 million for 2012.

As a result of all of the items above, operating loss was $42.5 million for 2013, compared to a loss of $21.9 million for 2012.

Other income, primarily from interest income and investment income, was $3.4 million, compared to $5.8 million for 2012.

Share-based compensation was $446,412 in 2013, as compared to $424,445 in 2012.

The Company recorded income tax expense of $0.6 million for 2013 as compared to $1.8 million for 2012.

Net loss attributable to Acorn was $39.9 million, compared to a net loss of $17.9 million for 2012.

Basic and diluted loss per ADS was $1.41 for 2013, compared to basic and diluted loss of $0.60 for 2012.

Business Outlook:

On January 1, 2014, new regulations issued by China’s State Administration of Press, Publication, Radio, Films and Television (the “SAPPRFT”) became effective which impose limitations on the length and frequency of infomercials aired on satellite television channels in China. The immediate impact has been a significant reduction in airtime for infomercials promoting Acorn’s products. Company management is closely monitoring the impact of these new regulations and seeking to better position the Company’s TV direct sales business in light of the new regulatory environment. Given the uncertainty surrounding the SAPPRFT regulations on its business, the Company is not in a position to provide financial guidance for 2014 at this time.

In response to the new regulations, the Company is refining its infomercials to make them more impactful with a new, shorter format and adjusting the product mix accordingly. It will continue to test new products and will expand into fashion products. The management strives to increase the effectiveness of outbound telemarketing efforts by leveraging its extensive customer database. Acorn also plans to devote resources to increase e-commerce and catalog sales and to expand its existing distribution network of electronic learning products to help drive sales volume and attract new customers.

Acorn reminds investors that its operating results in each period vary significantly as a result of the mix of products sold in the period and the platforms through which they are sold. Therefore, operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. Consequently, in evaluating the overall performance of Acorn’s multiple sales platforms in any period, management also considers metrics such as operating margin and gross profit return on advertising expenses.

Conference Call Information

The Company will host a conference call at 8:00 a.m. ET on March 18, 2014 (8:00 p.m. Beijing Time) to review the Company’s financial results and answer investors’ questions. You may access the live interactive call via:

•	1-877-870-4263 (U.S. Toll Free)

•	1-412-317-0790 (International)

•	1-855-669-9657 (Canada Toll Free)

•	800-905945 (Hong Kong Toll Free)

•	4001-201203 (China South Toll Free)

•	4001-201203 (China North Toll Free)

Please dial-in approximately 5 minutes in advance to facilitate a timely start.

A replay will be available until 9:00 a.m. ET on March 25, 2014 and may be accessed via:

•	1-877-344-7529 (U.S. Toll Free)

•	1-412-317-0088 (International)

•	Conference number: 10041419

A live and archived webcast of the call will be available on the Company’s website at http://ir.chinadrtv.com.

About Acorn International, Inc.

Acorn is a media and branding company in China, operating TV direct sales businesses, other direct sales platforms and a nationwide distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. Acorn’s other direct sales platforms include outbound telemarketing centers, e-commerce websites, and catalogs. Acorn has built a proven track record of developing, promoting and selling proprietary-branded products, as well as products from established third parties. For more information, please visit http://ir.chinadrtv.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains “forward-looking statements,” including, among other things, Acorn’s unaudited operating results for 2013; Acorn’s ability to realize its planned new product testing, launches and upgrades; Acorn’s expectation regarding growth in customer acceptance and sales of its kitchen and household products and the new electronic learning products with mobile interactive internet features; Acorn’s ability to form and implement business strategies and initiatives in response to the recent SAPPRFT Circular imposing restrictions on TV infomercials; the Company’s ability to improve its Internet and catalog sales, its outbound telephone sales and distribution channel sales; and the Company’s ability to increase the effectiveness of its outbound telemarketing efforts by leveraging its extensive customer database. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Acorn may fail to meet the operating results expectations. In particular, the operating results of the Company for any period are impacted significantly by the mix of products and services sold by the Company in the period and the platforms through which they are sold, causing the operating result to fluctuate and making them difficult to predict. The Company may not be able to maintain the sales and margin of such products at current level in the event that there is a change in the customers’ preference, which may result in a material adverse impact on the Company’s results of operations and financial condition.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: the Company’s ability to successfully improve or introduce new products and services, including to offset declines in sales of existing products and services; the Company’s ability to stay abreast of consumer market trends and maintain the Company’s reputation and consumer confidence; the Company’s ability to execute and maintain a successful market strategy, continued access to and effective usage of TV advertising time and pricing related risks; relevant government policies and regulations relating to TV media time and TV direct sales programs, including SAPPRFT regulations and actions that may make TV media time unavailable to the Company or require the Company to suspend or terminate a particular TV direct sales program; potential unauthorized use of the Company’s intellectual property; potential disruption of the Company’s manufacturing processes; increasing competition in China’s consumer market; the Company’s U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2012 annual report on Form 20-F filed with Securities and Exchange Commission on April 18, 2013. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of the Company’s Form 20-F for the fiscal year ended December 31, 2012. The Company’s actual results of operations for the fourth quarter and full year of 2013 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

ACORN INTERNATIONAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In US dollars)

	December 31, 2012	December 31, 2013
	(audited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	90,975,155	82,552,314
Restricted cash	246,599	347,718
Short-term investments	10,271,142	—
Accounts receivable, net	14,279,638	6,097,658
Notes receivable	127,859	—
Inventory	22,619,874	16,647,060
Prepaid advertising expenses	8,562,723	3,214,784
Other prepaid expenses and current assets, net	12,144,929	6,901,302
Deferred tax assets, net	281,391	847,696

Total current assets	159,509,310	116,608,532
Prepaid land use right	7,952,068	8,019,857
Property and equipment, net	29,002,372	29,755,082
Acquired intangible assets, net	1,796,366	1,480,363
Investments in affiliates	8,111,603	8,202,374
Restricted cash	—	9,677,049
Other long-term assets	1,024,845	1,610,456

Total assets	207,396,564	175,353,713

Liabilities and equity
Current liabilities:
Accounts payable	11,137,295	13,368,777
Accrued expenses and other current liabilities	13,571,654	13,107,760
Notes payable	700,024	1,148,125
Income taxes payable	449,426	1,308,616
Deferred revenue	903,945	787,273

Total current liabilities	26,762,344	29,720,551
Long term debt	—	8,502,198
Deferred tax liability	833,042	858,811

Total liabilities	27,595,386	39,081,560

Equity
Acorn International, Inc. shareholders’ equity:
Ordinary shares	946,175	949,372
Additional paid-in capital	161,056,595	161,499,810
Accumulated deficits	(1,965,802)	(41,861,680)
Accumulated other comprehensive income	30,720,703	35,284,912
Treasury stock, at cost	(11,463,946)	(20,109,451)

Total Acorn International, Inc. shareholders’ equity	179,293,725	135,762,963
Non-controlling interests	507,453	509,190

Total equity	179,801,178	136,272,153

Total liabilities and equity	207,396,564	175,353,713

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	3 Months Ended December 31		12 Months Ended December 31
	2012	2013	2012	2013
	(audited)	(unaudited)	(audited)	(unaudited)
Net revenues
Direct sales	48,882,514	26,445,897	193,614,500	136,416,423
Distribution sales	10,217,831	9,293,639	48,959,174	48,294,457

Total	59,100,345	35,739,536	242,573,674	184,710,880

Cost of revenues
Direct sales	(25,752,594)	(9,824,891)	(96,471,502)	(57,445,266)
Distribution sales	(7,689,228)	(8,300,303)	(35,475,084)	(35,046,146)

Total	(33,441,822)	(18,125,194)	(131,946,586)	(92,491,412)

Gross profit
Direct sales	23,129,920	16,621,006	97,142,998	78,971,157
Distribution sales	2,528,603	993,336	13,484,090	13,248,311

Total	25,658,523	17,614,342	110,627,088	92,219,468

Operating (expenses) income
Advertising expenses	(15,306,315)	(10,721,578)	(58,337,710)	(51,730,624)
Other selling and marketing expenses	(12,093,905)	(13,351,698)	(50,346,118)	(54,873,872)
General and administrative expenses	(7,182,760)	(8,387,287)	(27,070,799)	(30,680,912)
Other operating income, net	751,406	876,015	3,276,753	2,614,561

Total operating expenses	(33,831,574)	(31,584,548)	(132,477,874)	(134,670,847)

Loss from operations	(8,173,051)	(13,970,206)	(21,850,786)	(42,451,379)

Other income	927,194	805,919	5,755,017	3,394,476

Loss before income taxes, and equity in losses of affiliates	(7,245,857)	(13,164,287)	(16,095,769)	(39,056,903)

Income tax (expenses) benefits
Current	(1,074,465)	(1,088,097)	1,359,513	(1,200,896)
Deferred	(929,517)	555,133	(3,182,139)	555,133

Total income tax expenses	(2,003,982)	(532,964)	(1,822,626)	(645,763)

Equity in losses of affiliates	—	(7,948)	—	(205,567)

Net loss	(9,249,839)	(13,705,199)	(17,918,395)	(39,908,233)

Net income (loss) attributable to noncontrolling interests	(133,997)	(86,279)	(7,679)	12,355

Net loss attributable to Acorn International, Inc.	(9,383,836)	(13,791,478)	(17,926,074)	(39,895,878)
Loss per ADS
Basic	(0.30)	(0.51)	(0.60)	(1.41)
Diluted	(0.30)	(0.51)	(0.60)	(1.41)

Weighted average number of ordinary shares used in calculating loss per ADS (each ADS represents three ordinary shares)
Basic	89,984,329	82,449,791	89,965,979	84,115,169
Diluted	89,986,676	82,449,791	89,974,862	84,119,823

ACORN INTERNATIONAL, INC.

STATEMENTS OF COMPREHENSIVE LOSS

(In US dollars)

	3 Months Ended December 31		12 Months Ended December 31
	2012	2013	2012	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net loss	(9,383,836)	(13,791,478)	(17,926,074)	(39,895,878)
Other comprehensive income
Foreign currency translation adjustments	1,500,054	1,130,441	399,847	4,564,209

Comprehensive loss	(7,883,782)	(12,661,037)	(17,526,227)	(35,331,669)
Comprehensive loss attributable to non-controlling interest	137,395	90,175	8,400	1,737

Comprehensive loss attributable to Acorn International, Inc.	(7,746,387)	(12,570,862)	(17,517,827)	(35,329,932)